EXHIBIT 4.3A


                             SHAREHOLDER RESOLUTION


         RESOLVED, that the shareholders of General Communication, Inc. hereby approve the amendment to the General Communication, Inc. Amended and Restated 1986 Stock Option Plan adopted by the board of directors of the Company at its December 4, 2003 meeting, increasing the number of shares authorized and allocated to the plan by 2.5 million shares for a total of 13.2 million shares of Company Class A common stock.

         DATED, this 10th day of June, 2004.


                                                 /s/
                                              Secretary